UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

07 January 2014
Commission File No. 001-32846

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CRH public limited company
(Translation of registrant's name into English)

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Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
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Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
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D E V E L O P M E N T   S T R A T E G Y   U P D A T E

 7 January 2014

CRH ANNOUNCES SECOND-HALF 2013 ACQUISITION AND INVESTMENT SPEND OF
€0.22 BILLION BRINGING FULL YEAR DEVELOPMENT ACTIVITY TO c.€0.69 BILLION

CRH plc, the international building materials group, today announces seven acquisition and investment initiatives undertaken during the second half of 2013. These transactions, together with the previously announced acquisition of Mykolaiv Cement in Ukraine, and the purchase of Sree Jayajothi Cements Limited by our 50:50 Joint Venture, My Home Industries Limited, in India, bring total second half spend to €0.22 billion and Group development activity for 2013 to approximately €0.69 billion.

Commenting on these developments, Albert Manifold, CRH Chief Executive, said:

"Development spend of almost €0.7 billion in 2013 reflected our strategic focus on establishing leading positions in attractive markets. During the second half of the year, we continued to strengthen our cement operations in high growth markets in Ukraine, India and China. The second half also saw several attractive bolt-on transactions which expand our aggregates positions in a number of key markets in the United States. In our Distribution segments, which benefit from resilient RMI spend in developed markets, we were pleased to add four branches to our existing network of builders merchanting outlets in northern France, and a total of five branches in Texas, Florida and Georgia in the United States."

Asia: One transaction - €46m

In September, the Group's 26% associate in China, Yatai Group Building Materials ('Yatai'), completed the acquisition of Zhongbei Cement Company ('Zhongbei').  Located in central Liaoning Province, northeast China, Zhongbei has the capacity to produce 3.6 million tonnes of clinker per annum. With its grinding facilities, Zhongbei has the capacity to grind up to 4.8 million tonnes of cement and 1.5 million tonnes of slag.  Liaoning is the largest cement market in northeast China and this acquisition further consolidates Yatai's position as market leader in northeast China in addition to supporting the continued expansion of the downstream business around Liaoning's capital, Shenyang.  The acquisition brings Yatai's cement equivalent capacity to 32 million tonnes.

Americas Materials: Three transactions - €33m

Three bolt-on acquisitions were completed by our Americas Materials Division in the second half of 2013, adding incremental sales of €21 million.

Mountain West: In July, we acquired selected assets of Lafarge in the Western Slopes region of western Colorado. Comprising six readymixed concrete plants and eight aggregates quarries, together with 17 million tonnes of replacement reserves, this acquisition strengthens our existing vertically integrated business in the region and facilitates production and logistics synergies through location consolidation.

Central West: The Mississippi assets of Rogers Group comprising three asphalt plants and two aggregates quarries were also acquired in July enhancing our construction footprint and customer service in a key market.

Northwest: The addition of selected assets of Turner Gravel in November is an excellent fit with the quarry and related assets acquired from Cemex in Salem, Oregon in February. The operations of our nearby quarry, South Turner, will be consolidated into the well-located Turner Gravel site servicing our customers more efficiently and maximising logistics savings.

Distribution: Three transactions - €12m

France: Our General Builders Merchants business acquired 4 Wolseley locations in Bayeaux, Fecamp, Pont & Marais and Abbeville, increasing our network in Normandy to 19 locations and adding incremental sales of €11m.

United States: In September, we acquired certain assets of JEH Company, comprising a single-branch roofing distributor located in Northwest Houston, establishing our first dedicated Exterior Products location in the region. In October, we acquired the assets of Fogleman Builders Supply, a four-branch distributor of gypsum wallboard, metal studs and roofing products. Operating three branches along the northeast coast of Florida and one location in southern Georgia this bolt-on improves our service network and product offering across northern Florida and offers operational synergies with our existing locations in the State. These two transactions add incremental sales of €30 million.

Contact at Dublin +353 1 404 1000

Albert Manifold                     Chief Executive
Maeve Carton                         Finance Director
Frank Heisterkamp              Head of Investor Relations

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland    TELEPHONE:  +353.1.4041000     FAX: +353.1.4041007
E-MAIL:  mail@crh.com   WEBSITE:  www.crh.com   Registered Office: 42 Fitzwilliam Square, Dublin 2, Ireland

CRH public limited company
(Registrant)

Date: 07 January 2014
By:___/s/Maeve Carton___
M. Carton
Finance Director